Exhibit 99.1

CELLECTIS Shareholders Meeting December 22, 2023

Vote Results

Extraordinary Resolutions

NB	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%

1	Creation of a class of preferred shares referred to as “Class A preferred shares” convertible into ordinary shares (the “A Shares”) - determination of the specific rights
	attached to the A Shares - corresponding amendment to the bylaws
	1	Carried	26 188 875	99,65%	92 063	0,35%	35 416	—	26 280 938	21 466 266	29,917%	0	0	29,917%
2	Delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 500,000, through the issuance of a maximum of
	10,000,000 A Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person
	2	Carried	26 171 469	99,55%	118 145	0,45%	26 740	—	26 289 614	21 466 266	29,917%	0	0	29,917%
3	Creation of a class of preferred shares referred to as “Class B preferred shares” convertible into ordinary shares (the “B Shares”) - determination of the specific rights attached
	to the B Shares - corresponding amendment to the bylaws
	3	Carried	26 189 117	99,63%	97 794	0,37%	29 443	—	26 286 911	21 466 266	29,917%	0	0	29,917%
4	Delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 900,000, through the issuance of a maximum of
	18,000,000 B Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person
	4	Carried	26 198 396	99,63%	96 411	0,37%	21 547	—	26 294 807	21 466 266	29,917%	0	0	29,917%
5	Cancellation of the shareholders’ preferential subscription rights in favor of AstraZeneca Holdings B.V.
	5	Carried	26 205 300	99,67%	88 077	0,33%	22 977	—	26 293 377	21 466 266	29,917%	0	0	29,917%
6	Delegation of authority to the board of directors to carry out a share capital increase reserved for members of a company savings plan set up in accordance with Articles L.
	3332-1 et seq. of the French Labor Code
	6	Rejected	6 297 651	23,95%	19 998 142	76,05%	20 561	—	26 295 793	21 466 266	29,917%	0	0	29,917%

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CELLECTIS Shareholders Meeting December 22, 2023

VOTING RESULTS

Ordinary Resolutions

NB	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%

7	Appointment of a director (Mr. Marc Dunoyer) subject to condition precedent
	7	Carried	25 945 461	98,65%	354 396	1,35%	16 497	—	26 299 857	21 466 266	29,917%	0	0	29,917%
8	Appointment of a director (Mr. Tyrell Rivers) subject to condition precedent
	8	Carried	26 032 194	99,03%	253 663	0,97%	30 497	—	26 285 857	21 466 266	29,917%	0	0	29,917%

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